Exhibit 4.5

DESCRIPTION OF NATIONAL CINEMEDIA, INC.’S SECURITIES
The following is a description of National CineMedia, Inc.’s (the “Company,” “we,” “us” or “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete. For a complete description of the terms and provisions of such securities, refer to the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate”) and the Amended and Restated Bylaws, as amended May 4, 2022 (the “Bylaws”), each of which is included as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.
Authorized Capital Stock
Under the Certificate of Incorporation, the Company’s authorized share capital consists of two hundred and sixty million (260,000,000) shares of common stock, par value $0.01 per share (“Common Stock”), and ten million (10,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”).
Description of Common Stock and Preferred Stock
Common Stock and Preferred Stock Voting Rights
Each holder of Common Stock is entitled to one vote per share.
Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the General Corporation Law of the State of Delaware (“DGCL”), the Certificate or the voting rights granted to any Preferred Stock we subsequently issue, the holders of outstanding shares of Common Stock and Preferred Stock entitled to vote thereon, if any, vote as one class with respect to all matters to be voted on by our stockholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors.
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least 66-2/3% of our issued and outstanding Common Stock, voting as a single class, is required to amend or repeal our Bylaws. The affirmative vote of the holders of at least a majority of our issued and outstanding Common Stock, in addition to the supermajority board approval described under “-Special Approval Rights for Certain Matters” below, is required to amend or repeal our Certificate. In addition, under the DGCL, an amendment to our Certificate that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our Bylaws, our board of directors may from time to time make, amend, supplement or repeal our Bylaws by vote of a majority of our board of directors.
Dividends
Holders of Common Stock share ratably (based on the number of shares of Common Stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding Preferred Stock.
Other Rights
Upon our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of Common Stock. No shares of any class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock.
Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws
We have elected in the Certificate not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203.
Certain other provisions of the Certificate and Bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our Certificate and Bylaws:

•	provide veto rights to the directors designated by Cinemark and Regal over certain actions specified in our Certificate, as described below under “-Special Approval Rights for Certain Matters”;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

•	prohibit stockholder action by written consent;

•	provide that special meetings of our stockholders may be called only by a majority of our directors; and

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.
The operating agreement of National CineMedia, LLC (“NCM LLC”) also provides that NCM LLC’s other members will be able to exercise a greater degree of influence over the operations of NCM LLC, which may discourage other nominations to our board of directors, if any director nominee designated by NCM LLC’s other members is not elected by our stockholders.
Special Approval Rights for Certain Matters
Under the Certificate, so long as either of Regal or Cinemark owns at least 5% of NCM LLC’s issued and outstanding common membership units, if the two directors appointed by Cinemark or the two directors appointed by Regal pursuant to the Director Designation Agreement dated February 13, 2007 (except that if either Cinemark or Regal has only appointed one director, and such director qualifies as an “independent director” under the applicable rules of the Nasdaq Stock Market LLC, then such director) vote against any of the corporate actions listed below, we and NCM LLC will be prohibited from taking any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership interests of NCM LLC beneficially owned by the Company;

•	acquire, dispose, lease or license assets with an aggregate value exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern;

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any funded indebtedness or repay, before due, any funded indebtedness with a fixed term in an aggregate amount in excess of $15.0 million per year;

•	issue, grant or sell shares of our Common Stock, Preferred Stock or rights with respect to Common Stock or Preferred Stock, or NCM LLC membership units or rights with respect to membership units, except under specified circumstances;

•	authorize, issue, grant or sell additional membership interests or rights with respect to membership interests of NCM LLC (with certain exceptions);

•	amend, modify, restate or repeal any provision of our Certificate or Bylaws or the NCM LLC operating agreement;

•	enter into, modify or terminate certain material contracts not in the ordinary course of business as defined under applicable securities laws;

•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to membership interests;

•	amend any material terms or provisions (as defined in the Nasdaq rules) of our equity incentive plan or enter into any new equity incentive compensation plan;

•	make any change in the current business purpose of the Company to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the exhibitor services agreements between NCM LLC and each of the founding members; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.
Authorized but Unissued Shares
The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Preferred Stock
Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 10 million shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The future issuance of shares of Preferred Stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock, either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such Preferred Stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.